02026140

ARS
P.E. 12/31/01

HEALTHCARE REALTY TRUST

ANNUAL REPORT TO SHAREHOLDERS

2001

COMPANY PROFILE: Healthcare Realty Trust is a real estate investment trust that integrates owning, managing and developing income-producing real estate properties associated with the delivery of healthcare services throughout the United States. The Company's portfolio is comprised of nine major facility types, located in 29 states, and operated pursuant to contractual agreements with 65 healthcare providers.

The Company has investments of approximately $1.6 billion in 245 real estate properties and mortgages, totaling approximately 11.5 million square feet. The Company provides property or asset management services to more than six million square feet nationwide.

Healthcare Realty Trust intends to maintain a portfolio of properties that is focused primarily on the outpatient services and medical office segments of the healthcare industry and is diversified by tenant, geographic location and facility type.

2001 Letter to Shareholders

Upon completion of Healthcare Realty Trust's ninth successful year as a public company and 34th consecutive dividend increase, I am pleased to report to our shareholders the developments of 2001. Our portfolio of high-quality healthcare properties, coupled with the achievements of our services group, generated solid results. Healthcare Realty Trust's total shareholder return outpaced the growth of major market indices, reflecting the Company's operations and financial transactions during the year, as well as its leadership within the REIT industry.



DAVID R. EMERY
Chairman of The Board & Chief Executive Officer

Revenues for 2001 totaled $194.5 million, compared with $195.3 million for 2000. Net income was $79.9 million, or $1.81 per diluted common share, compared with $79.8 million, or $1.82 per diluted common share for the prior year. Diluted funds from operations, composed primarily of net income and depreciation of real estate, totaled $106.9 million, or $2.64 per diluted common share for the twelve months ending December 31, 2001. This compares with $105.7 million, or $2.62 per diluted common share for the same period in 2000.

Since its formation in June 1993, the Company has increased the dividend paid to common shareholders every quarter. Total dividend payments for the calendar year 2001 were $2.31 per common share, compared with $2.23 per common share for the calendar year 2000, an increase of 3.6%. The Company has continued to increase its dividend while maintaining one of the lowest payout-ratios among comparable healthcare REITs. The payout-ratio for the year 2001 was 87.5%.

We are proud of these accomplishments and believe they reflect both our exacting investment standards and the quality of our portfolio. Given our operating strengths, low business-risk profile and dedication to a long-term view, we believe the Company is well-positioned to maintain its performance in future years.

Healthcare in 2001

The operating environment for acute care hospitals continued to improve in 2001. Following a contraction in profit margins from the Balanced Budget Act of 1997, which decreased Medicare payments to healthcare providers, the past two years have witnessed the industry's adjustment and return to earnings growth. With increased financial stability, providers are looking to implement delayed operational strategies to address forward-looking patient needs. Healthcare providers are reevaluating their existing medical real estate with an eye toward recapitalizing those assets, partnering with outside firms for the development of new properties, and outsourcing their property and asset management functions.

Hospitals and physicians have advanced their efforts to comply with Stark regulations. These regulations will continue to broaden the hospital community's awareness of the need for experienced medical real estate management and enhance Healthcare Realty Trust's efforts to create long-term relationships.

The political climate for healthcare is promising, with increased Medicare spending adding approximately $35 billion to the industry over the next few years. Hospitals and skilled nursing facilities should receive more than $15 billion in additional Medicare payments from the Balanced Budget relief acts passed in 2000. Skilled nursing facilities responded well to the first year of Medicare reimbursement relief, increasing profits and generating a positive outlook for 2002.

A Vital Industry

Despite the economic decline in many business sectors, the healthcare industry's fundamental strength and related impact on real estate remain intact. The growth of the aged population, advances in medical technology and treatment modalities, and a heightened focus on preventive medicine continue to increase demand for healthcare services. Healthcare companies have reported significant growth in admissions over the past 18 months, and many are looking to expand their facilities to accommodate the population growth trends.

The delivery of healthcare services continues to shift toward outpatient settings. As outpatient services make up an increasing portion of hospital revenues, providers are seeking to expand their capabilities and create operating efficiencies throughout their network of affiliated clinics and ambulatory care centers. Of the estimated $18 billion in new healthcare facilities developed annually, more than 30% are outpatient-related properties. These assets, including ancillary hospital facilities, physician clinics, ambulatory surgery centers, outpatient rehabilitation centers, and medical office buildings, comprise 56% of the Company's current investment portfolio and 100% of its construction-in-progress investments.

National expenditures on healthcare services and products are expected to increase more rapidly than growth in the Gross Domestic Product (GDP). Healthcare expenditures are now estimated to total more than $1.3 trillion annually, or 13.2% of GDP, and are projected to grow to $2.8 trillion, or 17.0% of GDP by 2010. The prominence of healthcare in our economy affirms our belief in the industry's stability and non-cyclical nature, as well as its compelling fundamentals that support long-term real estate values.

Integrated Real Estate Solutions

Healthcare providers face a continuing need for new capital to fund operational initiatives, implement new technology standards, and support mission-related expansions. Providers are looking beyond traditional capital sources and recognize that the capital structure and accounting treatment of their medical real estate is crucial to their long-term financial viability. Whether by allowing providers to recapitalize existing real estate assets to redirect those funds to more clinical, mission-critical uses, or by preserving a healthcare provider's debt capacity through funding the development of new facilities,

Healthcare Realty Trust at a Glance:

Investments & Commitments
($ in millions)


$1,800
$1,500
$1,200
$900
$600
$300
$0
$1,664
$1,693
$1,705
$1,646
98
99
00
01

Revenues
($ in millions)


$200
$150
$100
$50
$0
$92.4
$187.3
$195.3
$194.5
98
99
00
01

Dividends Per Common Share


$2.36
Annualized
$0.59
$0.58
$0.57
$0.56
$0.55
$0.54
$0.53
$0.52
$0.51
$0.50
$0.49
$0.48
Q2 98
Q4 98
Q2 99
Q4 99
Q2 00
Q4 00
Q2 01
Q4 01

Healthcare Realty Trust's unique investment model maintains providers' operational control of their real estate while affording them increased financial flexibility.

Healthcare Realty Trust is not only a source of capital but is also functionally organized to meet the heightened demand for real estate management services. As one of the largest managers of healthcare-related real estate in the country, the Company provides a continuum of client services, including portfolio assessments, asset valuations, construction services, and property and asset management. Our ability to integrate capital resources with management and construction expertise adds immediate and continuing value for our clients, ensures long-term investments in quality facilities, and differentiates Healthcare Realty Trust from other real estate firms.

Building Relationships

Healthcare Realty Trust's strategic goal is to build relationships with leading healthcare providers to align incentives, moderate risks inherent to real estate, and enhance financial capabilities. Such relationships often foster additional investments and the opportunity to provide extended real estate services over time.

The Company remains encouraged by the activity generated from its exclusive, business partner agreement with VHA Inc., a national alliance of more than 2,200 not-for-profit healthcare organizations. VHA members, like many other healthcare providers, are refocusing on their clinical mission while outsourcing non-core services. Healthcare Realty Trust's preferred agreement with VHA to provide real estate capital and integrated services to its members has led to the development of several long-term relationships.

Conservative Financial Management

Healthcare Realty Trust's conservative capital structure continues to differentiate the Company from other REITs and enable the Company to take advantage of worthy investment opportunities. We believe quality growth is achieved by focusing only on investments with leading healthcare providers that ensure long-term performance.

The Company consistently maintains a low business-risk profile through its prudent use of debt leverage. The Company's ratio of debt-to-total book capitalization remained among the lowest of its peers – 33% at year-end. Our investment-grade ratings, including the addition of Standard & Poor's credit rating in 2001, continue to validate the Company's investment approach, operational strategies, and conservative capital structure.

The management team is grateful to the Board of Directors and our employees for their energy and commitment. We appreciate our shareholders, whose support and involvement provide the foundation for the Company's continued growth.

Sincerely yours,

David R. Emery

David R. Emery
Chairman of the Board and CEO

Selected
PROPERTIES



KERLAN JOBE MEDICAL CENTER
Los Angeles, California



RICHMOND MEDICAL BUILDING II
Richmond, Virginia



BAPTIST WOMEN'S PHYSICIAN OFFICE
Memphis, Tennessee



SUNRISE MOUNTAIN VIEW MEDICAL CENTER
Las Vegas, Nevada



HUEBNER MEDICAL CENTER
San Antonio, Texas



LIBERTY HOSPITAL MEDICAL OFFICE
Liberty, Missouri



LEWIS-GALE CLINIC
Roanoke, Virginia



UNITED MEDICAL CENTER
Cheyenne, Wyoming



SARASOTA MEDICAL CENTER
Sarasota, Florida


ST. ANDREWS

ST. ANDREW'S SURGERY CENTER
Venice, Florida



ORANGE COUNTY REGIONAL CANCER CENTER
Fountain Valley, California



EPHRATA CANCER CENTER
Ephrata, Pennsylvania

Property LOCATIONS



☆ CORPORATE OFFICE ● INVESTMENTS ▲ MANAGED PROPERTIES

Alabama	15	Indiana	1	Ohio	3
Arizona	8	Kansas	2	Oklahoma	5
Arkansas	1	Massachusetts	5	Oregon	1
California	17	Michigan	8	Pennsylvania	22
Colorado	3	Mississippi	7	South Carolina	2
Connecticut	1	Missouri	10	Tennessee	24
Florida	170	Nevada	3	Texas	31
Georgia	8	New Jersey	2	Virginia	50
Idaho	1	New Mexico	1	Wyoming	2
Illinois	3	North Carolina	2		

* As of December 31, 2001, Healthcare Realty Trust managed 223 properties of which 60 were owned.

2001 Financial Table of Contents

SELECTED FINANCIAL INFORMATION 9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 10

REPORT OF INDEPENDENT AUDITORS 17

CONSOLIDATED BALANCE SHEETS 18

CONSOLIDATED STATEMENTS OF INCOME 19

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY 20

CONSOLIDATED STATEMENTS OF CASH FLOWS 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 22

MANAGEMENT, BOARD OF DIRECTORS AND CORPORATE OFFICERS 35

CORPORATE INFORMATION 36

Selected Financial INFORMATION

The following table sets forth financial information for the Company which is derived from the Consolidated Financial Statements of the Company (dollars in thousands, except per share data):

	Years Ended December 31,				
	2001	2000	1999	1998 [2]	1997
Statement of Income Data:					
Total revenues	$ 194,538	$ 195,338	$ 187,257	$ 92,429	$ 59,796
Interest expense	$ 38,110	$ 42,995	$ 38,603	$ 13,057	$ 7,969
Net income	$ 79,887	$ 79,801	$ 86,027	$ 40,479	$ 31,212
Net income per common share - Basic	$ 1.84	$ 1.85	$ 2.02	$ 1.66	$ 1.71
Net income per common share - Diluted	$ 1.81	$ 1.82	$ 1.99	$ 1.63	$ 1.68
Weighted average common shares outstanding – Basic	39,840,285	39,544,400	39,326,594	24,043,942	18,222,243
Weighted average common shares outstanding – Diluted	40,463,158	40,301,409	39,810,306	24,524,600	18,572,492
Balance Sheet Data *(as of the end of the period):*					
Real estate properties, net	$ 1,349,664	$ 1,358,826	$ 1,315,150	$ 1,337,439	$ 466,273
Total assets	$ 1,555,910	$ 1,587,076	$ 1,607,964	$ 1,612,423	$ 488,514
Notes and bonds payable	$ 505,222	$ 536,781	$ 563,884	$ 559,924	$ 101,300
Total stockholders' equity	$ 1,012,087	$ 1,008,037	$ 1,017,903	$ 1,017,704	$ 376,472
Other Data:					
Funds from operations – Basic [1]	$ 106,922	$ 105,378	$ 105,727	$ 59,667	$ 42,337
Funds from operations – Diluted [1]	$ 106,922	$ 105,653	$ 105,727	$ 59,731	$ 42,337
Funds from operations per common share – Basic [1]	$ 2.68	$ 2.66	$ 2.69	$ 2.48	$ 2.32
Funds from operations per common share – Diluted [1]	$ 2.64	$ 2.62	$ 2.66	$ 2.44	$ 2.28
Dividends declared and paid per common share	$ 2.31	$ 2.23	$ 2.15	$ 2.07	$ 1.99

[1] See Note 10 to Consolidated Financial Statements.

[2] In October 1998, the Company acquired Capstone Capital Corporation.

Management's Discussion and Analysis of Financial Condition AND RESULTS OF OPERATIONS

OVERVIEW

Healthcare Realty Trust Incorporated (the "Company") operates under the Internal Revenue Code of 1986, as amended (the "Code"), as an indefinite life real estate investment trust ("REIT"). The Company, a self-managed and self-administered REIT, follows a general growth strategy that integrates owning, managing, and developing income-producing real estate properties and mortgages associated with the delivery of healthcare services throughout the United States. Management believes that by providing related real estate services, it can differentiate the Company's competitive market position, expand its asset base and increase revenue.

Substantially all of the Company's revenues are derived from rentals on its healthcare real estate property facilities, interest earned on mortgage loans and from the temporary investment of funds in short-term instruments, and from management and development services. Leases and other financial support arrangements with respect to the Company's healthcare real estate facilities reduce exposure to increased costs and expenses incurred with respect to the operation of the facilities which are borne by tenants and healthcare providers related to the facilities. The Company incurs operating and administrative expenses, principally compensation expense, office rental and related occupancy costs and various expenses incurred in the process of managing its existing portfolio and acquiring additional properties.

RESULTS OF OPERATIONS

2001 Compared to 2000

For the year ended December 31, 2001, net income was $79.9 million, or $1.84 per basic common share ($1.81 per diluted common share), on total revenues of $194.5 million compared to net income of $79.8 million, or $1.85 per basic common share ($1.82 per diluted common share), on total revenues of $195.3 million, for the year ended December 31, 2000. Funds from operations ("FFO") was $106.9 million, or $2.68 per basic common share ($2.64 per diluted common share), for the year ended December 31, 2001 compared to $105.4 million, basic ($105.7 million, diluted), or $2.66 per basic common share ($2.62 per diluted common share), in 2000.

(Dollars in thousands)	2001	2000
REVENUES		
Master lease rental income	$ 99,962	$ 97,238
Property operating income	67,750	62,400
Straight line rent	5,749	7,827
Total rental income	173,461	167,465
Mortgage interest income	17,254	22,755
Management fees	1,533	2,785
Interest and other income	2,290	2,333
	194,538	195,338
EXPENSES		
General and administrative	10,110	8,739
Property operating expenses	26,515	22,628
Interest	38,110	42,995
Depreciation	40,823	38,994
Amortization	303	513
Provision for loss on investment	0	1,000
	115,861	114,869
Net income before net gain (loss) on sale of real estate properties	78,677	80,469
Net gain (loss) on sale of real estate properties	1,210	(668)
Net income	$ 79,887	$ 79,801

Total revenues for the year ended December 31, 2001 compared to the year ended December 31, 2000 decreased $0.8 million or 0.4% as discussed below:

- Master lease rent and property operating income increased $8.1 million or 5.1% due mainly to the acquisition of 15 revenue-producing properties, the disposal of nine properties and the completion of five properties under construction that began operations.

- Straight line rent income decreased $2.1 million or 26.6%. This decrease is due mainly to the identification during 2000 of additional leases acquired in 1998 for which straight line rent should be recognized. The amount of straight line rent income that was recorded in 2000 that related to prior years totaled approximately $1.2 million or $0.03 per basic and diluted common share.
- Mortgage interest income decreased $5.5 million or 24.2% for 2001 compared to 2000 due mainly to the repayment of 42 mortgages during 2000 and 2001.
- Management fees decreased $1.3 million or 45.0% from 2000 to 2001 due mainly to the loss of property and asset management contracts related to 3.7 million square feet.

Total expenses for the year ended December 31, 2001 compared to the year ended December 31, 2000 increased $1.0 million or 0.9% as discussed below:

- General and administrative expenses increased $1.4 million or 15.7% for 2001 compared to 2000 due mainly to certain debt-related charges in the third quarter of 2001 and an increase in the number of employees and related compensation for portfolio management, development and other service-based activities.
- Property operating expenses and depreciation expense for 2001 compared to 2000 increased $3.9 million or 17.2% and $1.8 million or 4.7%, respectively due mainly to the acquisition of 15 revenue-producing properties, the disposal of nine properties, and the completion of five properties under construction that began operations.
- Interest expense for 2001 compared to 2000 decreased $4.9 million or 11.4% due mainly to the continuing decrease in interest rates along with a reduction in total debt outstanding from 2000 to 2001. (see Note 4 to Consolidated Financial Statements)
- In 2000, the Company fully reserved for its $1.0 million investment in the preferred stock of a private assisted living company which was acquired in 1998 in its merger with Capstone Capital Corporation.

2000 Compared to 1999

For the year ended December 31, 2000, net income was $79.8 million, or $1.85 per basic common share ($1.82 per diluted common share), on total revenues of $195.3 million compared to net income of $86.0 million, or $2.02 per basic common share ($1.99 per diluted common share), on total revenues of $187.3 million, for the year ended December 31, 1999. FFO was $105.4 million, basic ($105.7 million, diluted), or $2.66 per basic common share ($2.62 per diluted common share), for the year ended December 31, 2000 compared to $105.7 million, or $2.69 per basic common share ($2.66 per diluted common share), in 1999.

(Dollars in thousands)	2000	1999
REVENUES		
Master lease rental income	$ 97,238	$ 92,070
Property operating income	62,400	57,778
Straight line rent	7,827	6,885
Total rental income	167,465	156,733
Mortgage interest income	22,755	25,940
Management fees	2,785	2,727
Interest and other income	2,333	1,857
	195,338	187,257
EXPENSES		
General and administrative	8,739	7,287
Property operating expenses	22,628	21,077
Interest	42,995	38,603
Depreciation	38,994	38,566
Amortization	513	473
Provision for loss on investment	1,000	0
	114,869	106,006
Net income before net gain (loss) on sale of real estate properties	80,469	81,251
Net gain (loss) on sale of real estate properties	(668)	4,776
Net income	$ 79,801	$ 86,027

Total revenues for the year ended December 31, 2000 compared to the year ended December 31, 1999 increased $8.1 million or 4.3% as discussed below:

- Master lease rent and property operating income increased $9.8 million or 6.5% due mainly to the acquisition of 19 revenue-producing properties, the disposal of 12 properties, and the completion of 13 properties under construction that began operations.
- Straight line rent income increased $0.9 million or 13.7%. This increase is due mainly to the identification during 2000 of additional leases acquired in 1998 for which straight line rent should be recognized. The amount of straight line rent income recorded in 2000 that related to prior years totaled approximately $1.2 million or $0.03 per basic and diluted common share.
- Mortgage interest income decreased $3.2 million or 12.3% for 2000 compared to 1999 due mainly to the repayment of 31 mortgages during 1999 and 2000.
- Interest and other income increased $0.5 million or 25.6% due mainly to the recognition of income of approximately $1.0 million in loan prepayment penalties and exit fees resulting from the repayment of 14 mortgage notes receivable. Further, in 2000, the Company sold a participating interest in one of its notes receivable decreasing the Company's interest income on the note by approximately $0.4 million.

Total expenses for the year ended December 31, 2000 compared to the year ended December 31, 1999 increased $8.9 million or 8.4% as discussed below:

- General and administrative expenses increased $1.5 million or 19.9% for 2000 compared to 1999. The primary reason for the increase is due mainly to increased state tax expense recorded in 2000 related to 1998 through 2000 resulting from the Capstone merger impact on corporate structure coupled with changes in state tax laws. The Company also incurred expenses during 2000 pursuing profit-enhancing initiatives.
- Property operating expenses and depreciation expense for 2000 compared to 1999 increased $1.6 million or 7.4% and $0.4 million or 1.1%, respectively due to mainly the acquisition of 19 revenue-producing properties, the disposal of 12 properties, and the completion of 13 properties under construction that and began operations.
- Interest expense for 2000 compared to 1999 increased $4.4 million or 11.4% due mainly to the following factors. During 2000, the Company privately placed $70.0 million of unsecured senior notes due 2006 resulting in additional interest expense of approximately $4.9 million in 2000. Interest expense on the unsecured credit facility and term loan facility increased approximately $1.5 million from 1999 to 2000 due to an increase in the combined weighted average interest rate of approximately 1.4% while the combined weighted average balance outstanding decreased approximately $57.5 million. Interest expense on the $90.0 million of unsecured senior notes due 2002 decreased approximately $1.3 million due to annual principal payments of $18.0 million. Further, one mortgage note payable assumed in 1998 was defeased by the Company at maturity in June 2000 which resulted in a decrease of approximately $0.8 million in interest expense from 1999 to 2000.
- In 2000, the Company fully reserved for its $1.0 million investment in the preferred stock of a private assisted living company which was acquired in 1998 in its merger with Capstone Capital Corporation.

Liquidity and Capital Resources

As discussed in more detail in Note 4 to the Consolidated Financial Statements, the Company, for 2001 and thereafter, has been or is committed to pay interest and outstanding principal balances on its notes and bonds payable as follows (dollars in millions):

	Balance at December 31, 2001	Balance at December 31, 2000	Maturity Date	Contractual Interest Rate at 12/31/01	Interest Payments	Principal Payments
Unsecured credit facility due 2001	$ 0	$ 265.0	10/01	LIBOR + 1.05%	Quarterly	At maturity
Unsecured credit facility due 2004 [1]	38.0	0	7/04	LIBOR +1.15%	Quarterly	At maturity
Term loan facility	0	25.0	3/01	LIBOR + 2.50%	Quarterly	At maturity
Senior notes due 2002	18.0	36.0	9/02	7.41%	Semi-Annual	$18 million annually
Senior notes due 2006	70.0	70.0	4/06	9.49%	Semi-Annual	$20.3 million in 2004, 2005 and $29.4 million in 2006
Senior notes due 2011, net	298.9	0	5/11	8.125%	Semi-Annual	At maturity
6.55% Convertible subordinated debentures, net	0	74.5	3/02	6.55%	Semi-Annual	At maturity
10.5% Convertible subordinated debentures, net	0	3.4	4/02	10.5%	Semi-Annual	At maturity
Mortgage notes payable	75.6	57.1	9/04-7/26	7.22%-8.50%	Monthly	Monthly or at maturity
Other note payable	4.7	5.8	7/05	7.53%	Semi-Annual	Semi-Annual
	$ 505.2	$ 536.8				

[1] The Company pays a quarterly facility fee of 0.2% on the commitment.

During 2001, the Company focused on reorganizing its debt structure and repaying or replacing debt instruments having shorter maturities with debt instruments having longer maturities, effectively strengthening its balance sheet (see Note 4 for more detail):

- During 2001, the Company sold a 70,494 square foot ancillary hospital facility, a 10,855 square foot ambulatory surgery center, a 25,660 square foot physician clinic and two assisted living facilities with an aggregate square footage of 114,701 for net proceeds totaling $24.9 million. Further, the Company received net proceeds totaling $51.8 million from the repayment of eighteen mortgages during 2001. These proceeds were used to partially repay the Term Loan Facility due in 2001, the Unsecured Credit Facility due 2001, the Unsecured Credit Facility due 2004, as well as for general corporate purposes.
- In April 2001, the Company entered into six mortgage notes due 2011 totaling $35.0 million. The net proceeds from this transaction were used to fully repay the Term Loan Facility due 2001 and partially repay the Unsecured Credit Facility due 2001.
- In May 2001, the Company publicly issued $300.0 million of Senior Notes due 2011 and used a portion of the net proceeds to fully repay the Unsecured Credit Facility due 2001. The balance was used as a portion of the funds for the redemption of the 6.55% Debentures and 10.5% Debentures, both due in 2002.
- In July 2001, the Company replaced its $300.0 million Unsecured Credit Facility due 2001 with a $150.0 million Unsecured Credit Facility due 2004. The Unsecured Credit Facility due 2004 bears interest at LIBOR rates plus 1.15%, payable quarterly, and matures in July 2004. In addition, the Company pays a facility fee of 0.2% on the commitment. Also, the Company redeemed its 6.55% Debentures and 10.5% Debentures from proceeds remaining from the Senior Notes due 2011 and from the Unsecured Credit Facility due 2004.
- In August 2001, the Company repaid four variable rate mortgage notes due in December 2003 totaling $14.2 million with proceeds from the Unsecured Credit Facility due 2004.
- In December 2001, the Company sold 525,000 shares of common stock, par value $.01 per share, in an underwritten public offering. The net proceeds of $14.0 million were used to repay outstanding indebtedness under the Unsecured Credit Facility due 2004, to fund development commitments and for general corporate purposes.
- During 2001, the Company funded approximately $38.9 million in development commitments, tenant improvements and other facility improvements and acquired a 97,487 square foot ancillary hospital facility for $14.1 million. These commitments were funded from internally generated cash flows, from the Company's unsecured credit facilities, or from capital market financing.

In 2001, the Company lengthened its debt maturities so that approximately 68% of its December 31, 2001 debt balance is due after 2006. At January 31, 2002, the Company had additional borrowing capacity of $104.0 million under the Unsecured Credit Facility due 2004.

Upon repayment of the Term Loan Facility in April 2001 and the repayment of the Unsecured Credit Facility in May 2001, the Company's outstanding debt was primarily fixed rate. The Company's practice and objective has been to protect itself against changes in fair value due to changes in market interest rates by maintaining a mix of variable and fixed rate debt. In order to accomplish this objective, in June 2001, the Company entered into interest rate swap agreements with two lending institutions for notional amounts totaling $125.0 million which are expected to offset changes in the fair value of $125.0 million of the Senior Notes due 2011. In both interest rate swaps, the Company receives an 8.125% fixed rate and pays a variable rate of LIBOR plus 1.99%, set in arrears, with semi-annual settlement dates each May 1 and November 1. The swaps are not callable for the first five years. After five years, the swaps are callable, at fair value, by either party if, and only if, the other party is downgraded below investment grade by two or more credit rating agencies. These derivative instruments meet all requirements of a fair value hedge and are accounted for using the "shortcut method" as set forth in FAS 133. As such, changes in fair value will have no impact on the income statement. At December 31, 2001, the fair value of the hedge is reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet.

As of December 31, 2001, the Company can issue an aggregate of approximately $171.6 million of securities remaining under its currently effective registration statement. Should the market permit, the Company may issue securities under its registration statements. The Company may, under certain circumstances, borrow additional amounts in connection with the renovation or expansion of its properties, the acquisition or development of additional properties or, as necessary, to meet distribution requirements for REITs under the Code. The Company may raise additional capital or make investments by issuing, in public or private transactions, its equity and debt securities, but the availability and terms of any such issuance will depend upon market and other conditions.

The Company generated net cash from operations in 2001 of $91.3 million, a decrease of $29.8 million from 2000 and $0.4 million from 1999. The decrease from 2000 resulted primarily from changes in other assets, other liabilities, accounts payable and accrued expenses. The decrease from 1999 resulted primarily from a decrease in net income and an increase in other assets. Other significant sources and uses of cash for investing and financing activities are set forth in the Statement of Cash Flows in the Consolidated Financial Statements.

As of December 31, 2001, the Company had a net investment of approximately $18.3 million in four build-to-suit developments in progress which have a total remaining funding commitment of approximately $13.3 million. The Company intends to fund these commitments with internally generated cash flow, proceeds from the Unsecured Credit Facility due 2004, proceeds from the sale of additional assets, proceeds from additional repayments of mortgage notes receivable, or additional capital market financing.

At December 31, 2001, the Company had stockholders' equity of $1.0 billion. The debt-to-total capitalization ratio, on a book basis, was approximately .333 to 1 at December 31, 2001.

On January 22, 2002, the Company declared an increase in its quarterly common stock dividend from $.585 per share ($2.34 annualized) to $.59 per share ($2.36 annualized) payable to stockholders of record as of February 15, 2002. This dividend was paid on March 6, 2002. While the Company has no present plans to change its quarterly common stock dividend policy, the dividend policy is reviewed each quarter by its board of directors.

During 2002, the Company will pay quarterly dividends on its 8 7/8% Series A Cumulative Preferred Stock in the annualized amount of $2.22 per share.

Under the terms of the leases and other financial support agreements relating to most of the properties, tenants or healthcare providers are generally responsible for operating expenses and taxes relating to the properties. As a result of these arrangements, with limited exceptions not material to the performance of the Company, the Company does not believe any increases in the property operating expenses or taxes would significantly impact the operating results of the Company during the respective terms of the agreements. The Company anticipates entering into similar arrangements with respect to additional properties it acquires or develops. After the term of the leases or financial support agreements, or in the event the financial obligations required by the agreement are not met, the Company anticipates that any expenditures it might become responsible for in maintaining the properties will be funded by occupancy tenants, by cash from operations and, in the case of major expenditures, possibly by borrowings. To the extent that unanticipated expenditures or significant borrowings are required, the Company's cash available for distribution and liquidity may be adversely affected.

The Company plans to continue to meet its liquidity needs, including funding additional investments in 2002, paying its quarterly dividends and funding its debt service from its cash flows, proceeds from the Unsecured Credit Facility due 2004, proceeds of mortgage notes receivable repayments, sales of real estate investments, or additional capital market financing. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company, however, cannot be certain that these sources of funds will be available at a time and upon terms acceptable to the Company in sufficient amounts to meet its liquidity needs.

The Unsecured Credit Facility due 2004, the Senior Notes due 2002, and the Senior Notes due 2006 contain certain financial covenants customary in such loan agreements. The Company was in compliance with these covenants at December 31, 2001.

Impact of Inflation

Inflation has not significantly affected the earnings of the Company because of the moderate inflation rate and the fact that most of the Company's leases and financial support arrangements require tenants and sponsors to pay all or some portion of the increases in operating expenses, thereby reducing the risk of any adverse effects of inflation to the Company. In addition, inflation will have the effect of increasing gross revenue the Company is to receive under the terms of the leases and financial support arrangements. Leases and financial support arrangements vary in the remaining terms of obligations from one to twenty years, further reducing the risk of any adverse effects of inflation to the Company. The Unsecured Credit Facility due 2004 bears interest at a variable rate; therefore, the amount of interest payable under the unsecured credit facility will be influenced by changes in short-term rates, which tend to be sensitive to inflation. Generally, changes in inflation and interest rates tend to move in the same direction. During periods where interest rate increases outpace inflation, the Company's operating results should be negatively impacted. Likewise, when increases in inflation outpace increases in interest rates, the Company's operating results should be positively impacted.

Market Risk

The Company is exposed to market risk, in the form of changing interest rates, on its debt and mortgage notes receivable. The Company has no market risk with respect to derivatives and foreign currency fluctuations. Management uses daily monitoring of market conditions and analytical techniques to manage this risk.

In 2001, the Company entered into interest rate swap agreements with two lending institutions which are expected to offset changes in the fair value of $125 million of the Senior Notes due 2011. At December 31, 2001, the fair value of the hedge is reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet. (see Note 4 for further details)

At December 31, 2001 and 2000, the fair value of the Company's variable rate debt approximated its carrying value of $162.8 million and $304.2 million, respectively. Because the interest rate is variable with market interest rates, the carrying amount of variable rate debt will always approximate its fair value. Assuming the December 31, 2001 and 2000 carrying value of $162.8 million and $304.2 million, respectively, is held constant, the hypothetical increase in interest expense resulting from a one percentage point increase in interest rates, would be $1.6 million and $3.0 million, respectively. The interest rate on variable rate debt is based on and variable with the London interbank offered rate ("LIBOR").

At December 31, 2001 and 2000, the carrying value of the Company's fixed rate debt was $342.5 million and $232.6 million, respectively, and the fair value of the Company's fixed rate debt was approximately $356.9 million and $218.8 million, respectively. The fair value is based on the present value of future cash flows discounted at the market rate of interest. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates is $18.3 million and $3.8 million, respectively, for aggregate fixed rate debt.

At December 31, 2001 and 2000, the carrying value of the Company's fixed rate mortgage notes receivable was $122.1 million and $171.0 million, respectively, and the fair value was approximately $124.2 million and $168.7 million, respectively. The fair value is based on the present value of future cash flows discounted at an assumed market rate of interest. Because no market rates of interest are published for these assets, the market rate of interest is assumed to be the same spread to U.S. Treasury yields for comparable maturities that existed when the mortgage notes receivable were acquired in a 1998 acquisition, adjusted to published U.S. Treasury yields. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates, is $7.7 million and $4.1 million for December 31, 2001 and 2000, respectively, on the aggregate portfolio of fixed rate mortgage notes receivable.

Cautionary Language Regarding Forward Looking Statements

This Annual Report to Shareholders and other materials the Company has filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by senior management of the Company, contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "project," "continue," "should" and other comparable terms. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could significantly affect the Company's current plans and expectations and future financial condition and results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Shareholders and investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in the Company's filings and reports. For a detailed discussion of the risk factors associated with the Company, please refer to the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2001.

Report of
INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Healthcare Realty Trust Incorporated

We have audited the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Healthcare Realty Trust Incorporated at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Nashville, Tennessee
January 24, 2002

Consolidated
BALANCE SHEETS

(Dollars in thousands)	December 31, 2001	December 31, 2000
ASSETS		
Real estate properties:		
Land	$ 149,522	$ 152,254
Buildings and improvements	1,332,948	1,290,395
Personal property	7,815	5,785
Construction in progress	18,255	30,914
	1,508,540	1,479,348
Less accumulated depreciation	(158,876)	(120,522)
Total real estate properties, net	1,349,664	1,358,826
Cash and cash equivalents	2,930	1,788
Restricted cash	–	577
Mortgage notes receivable	122,074	171,006
Other assets, net	81,242	54,879
Total assets	$ 1,555,910	$ 1,587,076
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Notes and bonds payable	$ 505,222	$ 536,781
Accounts payable and accrued liabilities	18,894	22,020
Other liabilities	19,707	20,238
Total liabilities	543,823	579,039
Commitments and contingencies	–	–
Stockholders' equity:		
Preferred stock, $.01 par value; 50,000,000 shares authorized; issued and outstanding 2001 and 2000 - 3,000,000; $75,000 liquidation preference	30	30
Common stock, $.01 par value; 150,000,000 shares authorized; issued and outstanding 2001 – 41,465,919; 2000 – 40,314,399	414	403
Additional paid-in capital	1,089,127	1,061,190
Deferred compensation	(12,852)	(9,730)
Cumulative net income	375,061	295,174
Cumulative dividends	(439,693)	(339,030)
Total stockholders' equity	1,012,087	1,008,037
Total liabilities and stockholders' equity	$ 1,555,910	$ 1,587,076

See accompanying notes.

Consolidated
STATEMENTS OF INCOME

(Dollars in thousands, except per share data)	Year Ended December 31, 2001	2000	1999
REVENUES			
Master lease rental income	$ 99,962	$ 97,238	$ 92,070
Property operating income	67,750	62,400	57,778
Straight line rent	5,749	7,827	6,885
Mortgage interest income	17,254	22,755	25,940
Management fees	1,533	2,785	2,727
Interest and other income	2,290	2,333	1,857
	194,538	195,338	187,257
EXPENSES			
General and administrative	10,110	8,739	7,287
Property operating expenses	26,515	22,628	21,077
Interest	38,110	42,995	38,603
Depreciation	40,823	38,994	38,566
Amortization	303	513	473
Provision for loss on investment	0	1,000	0
	115,861	114,869	106,006
Net income before net gain (loss) on sale of real estate properties	78,677	80,469	81,251
Net gain (loss) on sale of real estate properties	1,210	(668)	4,776
Net income	$ 79,887	$ 79,801	$ 86,027
Net income per common share - Basic	$ 1.84	$ 1.85	$ 2.02
Net income per common share - Diluted	$ 1.81	$ 1.82	$ 1.99
Weighted average common shares outstanding - Basic	39,840,285	39,544,400	39,326,594
Weighted average common shares outstanding - Diluted	40,463,158	40,301,409	39,810,306
Dividend declared, per common share, during the period	$ 2.31	$ 2.23	$ 2.15

See accompanying notes.

Consolidated
STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except per share data)	Preferred Stock	Common Stock	Additional Paid-In Capital	Deferred Compensation	Cumulative Net Income	Cumulative Dividends	Total Stockholders' Equity
Balance at December 31, 1998	$ 30	$ 398	$ 1,049,039	$ (10,662)	$ 129,346	$ (150,447)	$ 1,017,704
Issuance of common stock	–	2	5,345	–	–	–	5,347
Shares awarded as deferred stock compensation	–	–	21	(21)	–	–	0
Deferred stock compensation amortization	–	–	–	1,174	–	–	1,174
Net income	–	–	–	–	86,027	–	86,027
Dividends – common ($2.15 per share)	–	–	–	–	–	(85,693)	(85,693)
Dividends – preferred ($2.22 per share)	–	–	–	–	–	(6,656)	(6,656)
Balance at December 31, 1999	30	400	1,054,405	(9,509)	215,373	(242,796)	1,017,903
Issuance of stock	–	2	5,171	–	–	–	5,173
Shares awarded as deferred stock compensation	–	1	1,614	(1,606)	–	–	9
Deferred stock compensation amortization	–	–	–	1,385	–	–	1,385
Net income	–	–	–	–	79,801	–	79,801
Dividends – common ($2.23 per share)	–	–	–	–	–	(89,577)	(89,577)
Dividends – preferred ($2.22 per share)	–	–	–	–	–	(6,657)	(6,657)
Balance at December 31, 2000	30	403	1,061,190	(9,730)	295,174	(339,030)	1,008,037
Issuance of stock	–	9	22,932	–	–	–	22,941
Shares awarded as deferred stock compensation	–	2	5,005	(5,007)	–	–	0
Deferred stock compensation amortization	–	–	–	1,885	–	–	1,885
Net income	–	–	–	–	79,887	–	79,887
Dividends – common ($2.31 per share)	–	–	–	–	–	(94,007)	(94,007)
Dividends – preferred ($2.22 per share)	–	–	–	–	–	(6,656)	(6,656)
Balance at December 31, 2001	$ 30	$ 414	$ 1,089,127	$ (12,852)	$ 375,061	$ (439,693)	$ 1,012,087

See accompanying notes.

Consolidated Statements of CASH FLOWS

(In thousands)	Year Ended December 31, 2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 79,887	$ 79,801	$ 86,027
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	43,244	41,553	41,225
Deferred compensation amortization	1,885	1,385	1,153
Increase (decrease) in other liabilities	165	11,438	(1,973)
Increase in other assets	(23,904)	(10,924)	(17,288)
Increase (decrease) in accounts payable and accrued liabilities	(3,121)	5,056	(5,781)
Increase in straight line rent	(5,604)	(7,827)	(6,885)
(Gain) loss on sales of real estate	(1,210)	668	(4,776)
Net cash provided by operating activities	91,342	121,150	91,702
INVESTING ACTIVITIES			
Acquisition and development of real estate properties	(53,971)	(97,750)	(55,664)
Funding of mortgages	(2,962)	(7,955)	(27,475)
Proceeds from mortgage payments/sales	51,811	86,610	18,749
Proceeds from sale of real estate	24,858	15,048	46,929
Net cash provided by (used in) investing activities	19,736	(4,047)	(17,461)
FINANCING ACTIVITIES			
Borrowings on notes and bonds payable	520,652	151,760	125,200
Repayments on notes and bonds payable	(552,866)	(179,419)	(121,608)
Dividends paid	(100,663)	(96,234)	(92,349)
Proceeds from issuance of common stock	22,941	5,182	5,202
Net cash used in financing activities	(109,936)	(118,711)	(83,555)
Increase (decrease) in cash and cash equivalents	1,142	(1,608)	(9,314)
Cash and cash equivalents, beginning of year	1,788	3,396	12,710
Cash and cash equivalents, end of year	$ 2,930	$ 1,788	$ 3,396

See accompanying notes.

Notes to CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization

Healthcare Realty Trust Incorporated (the "Company") invests in healthcare-related properties and mortgages located throughout the United States, including ancillary hospital facilities, skilled nursing facilities, physician clinics, comprehensive ambulatory care centers, medical office buildings, inpatient rehabilitation facilities, assisted living facilities, other inpatient facilities and other outpatient facilities. The Company provides management, leasing and build-to-suit development, and capital for the construction of new facilities as well as for the acquisition of existing properties. These activities constitute a single business segment as defined by the Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." As of December 31, 2001, the Company had invested in 245 properties and mortgages located in 29 states, affiliated with 65 healthcare-related entities.

Basis of Presentation

The financial statements include the accounts of the Company, its wholly owned subsidiaries and certain other affiliated corporations with respect to which the Company controls the operating activities and receives substantially all economic benefits. Significant inter-company accounts and transactions have been eliminated.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Real Estate Properties

Real estate properties are recorded at cost. Transaction fees and acquisition costs are included with the purchase price as appropriate. The cost of real properties acquired is allocated between land, buildings, and personal property based upon estimated market values at the time of acquisition. Depreciation is provided for on a straight-line basis over the following estimated useful lives:

Buildings and improvements	31.5 or 39.0 years
Personal property	3.0 to 7.0 years

Restricted Cash

Restricted cash includes security deposits and other funds set aside for capital expenditures on certain investments of the Company. The Company had no restricted cash at December 31, 2001.

Mortgage Notes Receivable

Mortgage notes receivable, substantially all of which were acquired in a 1998 acquisition, were recorded at their fair value at the date of acquisition. As of December 31, 2001, the mortgage portfolio had a weighted average maturity of approximately 4.8 years. Interest rates ranged from 8.34% to 14.04% and are generally adjustable each year to reflect actual increases in the Consumer Price Index subject to various minimum increases. Substantially all of the mortgages are subject to a prepayment penalty.

Cash and Cash Equivalents

Short-term investments with maturities of three months or less at date of purchase are classified as cash equivalents.

Federal Income Taxes

No provision has been made for federal income taxes. The Company intends at all times to qualify as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company must distribute at least 90% per annum (95% for years prior to 2001) of its real estate investment trust taxable income to its stockholders and meet other requirements to continue to qualify as a real estate investment trust.

Other Assets

Other assets consist primarily of receivables, deferred costs and intangible assets. Deferred financing costs are amortized over the term of the related credit facility using the interest method. Intangible assets are amortized straight-line over the applicable lives of the assets, which range from three to forty years. Accumulated amortization was $2.9 million and $2.8 million at December 31, 2001 and 2000, respectively.

Revenue Recognition

Rental income related to noncancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. Any additional rent, as defined in each lease agreement, is recognized as earned. The Company had two customers in each of the years ended 2001, 2000 and 1999 who accounted for more than 10% of the Company's revenues. Healthsouth and HCA Inc. accounted for 13% and 11%, respectively, of revenues for each of the three years 2001, 2000 and 1999.

Stock Issued to Employees

The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock issued to employees.

Net Income Per Share

Basic earnings per share is calculated using weighted average shares outstanding less issued and outstanding but unvested restricted shares of Common Stock.

Diluted earnings per share is calculated using weighted average shares outstanding plus the dilutive effect of convertible debt and restricted shares of Common Stock and outstanding stock options, using the treasury stock method and the average stock price during the period.

Reclassification

Certain reclassifications have been made in the financial statements for the years ended 2000 and 1999 to conform to the 2001 presentation. These reclassifications had no effect on the results of operations as previously reported.

2. REAL ESTATE PROPERTY LEASES

The Company's properties are generally leased or supported pursuant to noncancelable, fixed-term operating leases and other financial support arrangements with expiration dates from 2002 to 2023. Some leases and financial arrangements provide for fixed rent renewal terms of five years, or multiples thereof, in addition to market rent renewal terms. The leases generally provide the lessee, during the term of the lease and for a short period thereafter, with an option and a right of first refusal to purchase the leased property. Each lease generally requires the lessee to pay minimum rent, additional rent based upon increases in the Consumer Price Index or increases in net patient revenues (as defined in the lease agreements), and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.

Future minimum lease and guaranty payments under the noncancelable operating leases and financial support arrangements as of December 31, 2001 are as follows (in thousands):

2002	$ 155,429
2003	159,372
2004	146,769
2005	138,491
2006	134,824
2007 and thereafter	589,892
	$ 1,324,777

3. Real Estate Properties

The following table summarizes the Company's real estate properties by type of facility and by state as of December 31, 2001 (dollars in thousands).

	Number of Facilities [1]	Land	Buildings and Improvements and CIP	Personal Property	Total	Accumulated Depreciation
Ancillary hospital facilities:						
California	9	$ 18,380	$ 62,428	$ 68	$ 80,876	$ 9,811
Florida	10	4,015	65,712	117	69,844	10,311
Nevada	2	2,293	48,274	25	50,592	4,782
Texas	9	8,182	55,561	281	64,024	11,072
Virginia	9	13,693	67,967	89	81,749	9,155
Other states	20	13,457	152,366	70	165,893	12,156
	59	60,020	452,308	650	512,978	57,287
Skilled Nursing Facilities:						
Colorado	3	2,525	18,916	0	21,441	2,416
Oklahoma	5	120	12,931	0	13,051	680
Pennsylvania	3	479	20,138	0	20,617	2,031
Texas	2	1,796	17,670	0	19,466	2,246
Virginia	6	1,452	34,958	0	36,410	2,405
Other states	14	7,327	72,548	215	80,090	12,815
	33	13,699	177,161	215	191,075	22,593
Physician Clinics:						
Florida	9	11,620	43,222	51	54,893	6,445
Illinois	1	207	11,473	0	11,680	1,150
Massachusetts	4	3,137	23,686	0	26,823	2,379
Tennessee	5	2,942	8,337	0	11,279	802
Texas	1	5,134	11,804	0	16,938	1,184
Other states	11	4,920	26,728	1	31,649	2,998
	31	27,960	125,250	52	153,262	14,958
Comprehensive Ambulatory Care Centers:						
Arizona	1	2,095	10,160	6	12,261	717
California	1	3,375	25,623	2	29,000	2,972
Florida	6	2,008	54,831	12	56,851	5,009
Missouri	3	3,726	23,370	4	27,100	2,189
Texas	2	1,644	20,241	75	21,960	4,520
	13	12,848	134,225	99	147,172	15,407
Medical Office Buildings:						
Florida	2	2,026	7,558	1	9,585	726
Tennessee	1	1,734	9,015	5	10,754	903
Texas	2	1,161	9,099	444	10,704	2,272
Virginia	4	1,927	12,332	129	14,388	2,001
Other States	1	0	3,549	0	3,549	0
	10	6,848	41,553	579	48,980	5,902
Inpatient Rehabilitation Facilities:						
Alabama	1	0	17,722	0	17,722	1,471
Florida	1	0	11,703	0	11,703	972
Pennsylvania	6	4,719	107,529	0	112,248	10,158
Texas	1	1,116	11,800	0	12,916	1,185
	9	5,835	148,754	0	154,589	13,786
Assisted Living Facilities:						
Florida	3	2,016	21,143	0	23,159	1,335
New Jersey	2	1,809	16,825	0	18,634	1,546
Pennsylvania	7	1,425	28,971	0	30,396	2,830
Texas	8	0	70,988	12	71,000	7,113
Virginia	3	889	16,130	0	17,019	1,602
Other states	16	3,736	65,387	0	69,123	4,716
	39	9,875	219,444	12	229,331	19,142
Other Inpatient Facilities:						
Michigan	1	4,405	9,153	0	13,558	923
Pennsylvania	1	0	2,901	0	2,901	0
Texas	1	506	5,386	0	5,892	570
	3	4,911	17,440	0	22,351	1,493
Other Outpatient Facilities:						
Alabama	2	817	10,604	8	11,429	2,542
Florida	2	3,111	6,370	0	9,481	468
Missouri	1	849	3,621	0	4,470	362
Mississippi	1	538	3,723	30	4,291	812
Nevada	1	940	2,861	0	3,801	547
Other states	5	1,271	7,889	8	9,168	1,004
	12	7,526	35,068	46	42,640	5,735
Corporate Property		0	0	6,162	6,162	2,573
Total Property	209	$ 149,522	$ 1,351,203	$ 7,815	$ 1,508,540	$ 158,876

[1] *Includes four lessee developments.*

4. NOTES AND BONDS PAYABLE

Notes and bonds payable at December 31, 2001 and 2000 consisted of the following (in thousands):

	December 31,	
	2001	2000
Unsecured credit facility due 2001	$ 0	$ 265,000
Unsecured credit facility due 2004	38,000	0
Term loan facility	0	25,000
Senior notes due 2002	18,000	36,000
Senior notes due 2006	70,000	70,000
Senior Notes due 2011, net	298,906	0
6.55% Convertible subordinated debentures, net	0	74,501
10.50% Convertible subordinated debentures, net	0	3,351
Mortgage notes payable	75,649	57,096
Other note payable	4,667	5,833
	$ 505,222	$ 536,781

Unsecured Credit Facility

In July 2001, the Company entered into a $150 million credit facility (the "Unsecured Credit facility due 2004"). This credit facility replaced the $300 million credit facility (the "Unsecured Credit Facility due 2001") which was fully retired and terminated in May 2001 with proceeds from the sale of $300 million Senior Notes due 2011. The Unsecured Credit Facility due 2004 bears interest at LIBOR rates plus 1.15%, payable quarterly, and matures in July 2004. In addition, the Company pays a facility fee of 0.2% on the commitment. The Unsecured Credit Facility due 2004 contains certain representations, warranties, and financial and other covenants customary in such loan agreements. At December 31, 2001, the Company had available borrowing capacity of $112.0 million under the Unsecured Credit Facility due 2004.

Term Loan Facility

In 1998, the Company entered into a $200.0 million term loan facility (the "Term Loan Facility"). The Term Loan Facility was fully repaid in April 2001.

Senior Notes due 2002

On September 18, 1995, the Company privately placed $90.0 million of unsecured senior notes (the "Senior Notes due 2002") with 16 institutions. The Senior Notes due 2002 bear interest at 7.41%, payable semi-annually, and mature on September 1, 2002. The remaining balance of $18.0 million is due September 1, 2002. The note agreements pursuant to which the Senior Notes due 2002 were purchased contain certain representations, warranties and financial and other covenants customary in such loan agreements.

Senior Notes due 2006

On April 7, 2000, the Company privately placed $70.0 million of unsecured senior notes (the "Senior Notes due 2006") with multiple purchasers affiliated with two lending institutions. The Senior Notes due 2006 bear interest at 9.49%, payable semi-annually, and mature on April 1, 2006. On April 1, 2004 and 2005, the Company must repay $20.3 million of the principal with the remaining principal balance of $29.4 million payable upon maturity. The note agreements pursuant to which the Senior Notes due 2006 were purchased contain certain representations, warranties and financial and other covenants customary in such loan agreements.

Senior Notes due 2011

In May 2001, the Company publicly issued $300.0 million unsecured senior notes due 2011 (the "Senior Notes due 2011"). The Senior Notes due 2011 bear interest at 8.125%, payable semi-annually on May 1 and November 1, beginning November 1, 2001, and are due on May 1, 2011, unless redeemed earlier by the Company. The notes were issued at a discount of approximately $1.5 million, yielding a 8.202% interest rate per annum. A portion of the net proceeds from the issuance of the Senior Notes due 2011 were used to fully retire in May 2001 the Unsecured Credit Facility due 2001. The balance was used as a portion of the funds for the redemption of the 6.55% and 10.5% Convertible Subordinated Debentures in July 2001.

Upon repayment of the Term Loan Facility in April 2001 and the repayment of the Unsecured Credit Facility due 2001 in May 2001, the Company's outstanding debt was primarily fixed rate. The Company's practice and objective has been to protect itself against changes in fair value due to changes in market interest rates by maintaining a mix of variable and fixed rate debt. In order to accomplish this objective, in June 2001, the Company entered into interest rate swap agreements with two lending institutions for notional amounts totaling $125.0 million which are expected to offset changes in the fair value of $125.0 million of the Senior Notes due 2011. In both interest rate swaps, the Company receives an 8.125% fixed rate and pays a variable rate of LIBOR plus 1.99%, set in arrears, with semi-annual settlement dates each May 1 and November 1. The swaps are not callable for the first five years. After five years, the swaps are callable, at fair value, by either party if, and only if, the other party is downgraded below investment grade by two or more credit rating agencies. These derivative instruments meet all requirements of a fair value hedge and are accounted for using the "shortcut method" as set forth in FAS 133. As such, changes in fair value will have no impact on the income statement. At December 31, 2001, the fair value of the hedge is reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet.

Convertible Subordinated Debentures

In 1998, the Company assumed in an acquisition and recorded at fair value $74.7 million aggregate face value amount of 6.55% Convertible Subordinated Debentures (the "6.55% Debentures") and $3.8 million aggregate face value amount of 10.5% Subordinated Debentures (the "10.5% Debentures"). During the second quarter of 2001, the Company notified the holders of the 6.55% Debentures and 10.5% Debentures that it was exercising its call option. During the call period, holders converted $3.3 million principal amount of these debentures into 169,686 shares of the Company's common stock. On July 11, 2001, the Company redeemed the 6.55% Debentures for a total redemption price, including unpaid interest, of $1,015 per $1,000 principal amount and redeemed the 10.5% Debentures for a total redemption price, including unpaid interest, of $1,044 per $1,000 principal amount.

These redemptions of the 6.55% Debentures and 10.5% Debentures, which totaled approximately $74.7 million, were funded from proceeds of the Senior Notes due 2011 and the Unsecured Credit Facility due 2004.

Mortgage Notes Payable

At December 31, 2001, the Company had outstanding 13 non-recourse mortgage notes payable, with the related collateral, as follows (dollars in millions):

Mortgagor	Original Balance	Effective Interest Rate	Maturity Date	Collateral	Collateral at December 31, 2001	Contractual Balance at December 31, 2001
Life Insurance Co.	$ 23.3	7.765%	7/26	Ancillary hospital facility	$ 43.7	$ 22.1
Life Insurance Co.	4.7	7.765%	1/17	Ancillary hospital facility	10.8	4.1
Life Insurance Co.	17.1	7.765%	4/04	Two ambulatory surgery centers & one ancillary hospital facility	37.5	16.0
Commercial Bank	35.0	7.220%	5/11	Nine ancillary hospital facilities & one physician clinic	78.1	33.4
					$ 170.1	$ 75.6

The $23.3 million note is payable in monthly installments of principal and interest based on a 30-year amortization with the final payment due in July 2026. The $4.7 million note is payable in monthly installments of principal and interest based on a 20-year amortization with the final payment due in January 2017. The three notes totaling $17.1 million are payable in monthly installments of principal and interest based on a 25-year amortization with a balloon payment of the unpaid balance in September 2004. The eight notes totaling $35.0 million and the related collateral are held by special purpose entities whose sole members are wholly owned subsidiaries of the Company. These eight fully amortizing notes are payable in monthly installments of principal and interest and mature in May 2011. The contractual interest rates for the 13 outstanding mortgage notes range from 7.22% to 8.50%. In the third quarter of 2001, the Company repaid four mortgage notes payable due 2003 totaling $14.2 million.

Other Note Payable

On July 31, 1999, the Company entered into a $7.0 million note with a commercial bank. The note bears interest at 7.53%, is payable in equal semi-annual installments of principal and interest and fully amortizes in July 2005.

Other Long-Term Debt Information

Future maturities of long-term debt are as follows (in thousands):

2002	$ 22,006
2003	4,616
2004	78,202
2005	25,069
2006	33,290
2007 and thereafter	342,039
	$ 505,222

During the years ended December 31, 2001, 2000 and 1999, interest paid totaled $37.8 million, $43.1 million and $41.5 million, and capitalized interest totaled $2.0 million, $1.8 million and $1.9 million, respectively.

5. STOCKHOLDERS' EQUITY

The Company had common and preferred shares outstanding for each of the three years ended December 31, as follows:

	Year Ended December 31,		
	2001	2000	1999
Common Shares			
Balance, beginning of period	40,314,399	40,004,579	39,792,775
Issuance of stock	919,656	206,603	210,754
Shares awarded as deferred stock compensation	231,864	103,217	1,050
Balance, end of period	41,465,919	40,314,399	40,004,579
Preferred Shares			
Balance, beginning of period	3,000,000	3,000,000	3,000,000
Issuance of stock	–	–	–
Balance, end of period	3,000,000	3,000,000	3,000,000

The Company's 8 7/8% Series A Voting Cumulative Preferred Stock (the "Preferred Stock"), par value $.01 per share, is senior to the Company's common stock with respect to dividend rights and rights upon dissolution of the Company. Holders of the Preferred Stock are entitled to receive cumulative preferential cash dividends of 8 7/8 % per annum of the liquidation preference of $25.00 per share payable quarterly, in arrears. On or after September 30, 2002, the Company, at its option, may redeem the Preferred Stock, in whole or in part, at any time or from time to time, at the redemption price of $25.00 per share. The holder of each share of the Preferred Stock has one vote, together with the holders of common stock, on all matters on which stockholders may vote.

In December 2001, the Company sold 525,000 shares of common stock, par value $.01 per share, in an underwritten public offering. The net proceeds of $14.0 million were used to repay outstanding indebtedness under the Unsecured Credit Facility due 2004, to fund development commitments and for general corporate purposes.

Comprehensive income is the same as net income for the Company.

6. BENEFIT PLANS

Executive Retirement Plan

The Company has an Executive Retirement Plan, under which an executive designated by the Compensation Committee of the Board of Directors may receive upon normal retirement (defined to be when the executive reaches age 65 and has completed five years of service with the Company) 60% of the executive's final average earnings (defined as the average of the executive's highest three years' earnings) plus 6% of final average earnings times years of service after age 60 (but not more than five years), less 100% of certain other retirement benefits received by the executive.

Retirement Plan for Outside Directors

The Company has a retirement plan for outside directors which upon retirement will pay annually, for a period not to exceed 15 years, an amount equal to the director's pay immediately preceding retirement from the Board.

Retirement Plan Information

Net expense for both the Executive Retirement Plan and the Retirement Plan for Outside Directors (the "Plans") for the two years in the period ended December 31, 2001 is comprised of the following (in thousands):

	2001	2000
Service cost	$ 392	$ 304
Interest cost	243	192
Other	14	0
	$ 649	$ 496

The Plans are unfunded and benefits will be paid from earnings of the Company. The following table sets forth the benefit obligations at December 31, 2001 and 2000 (in thousands).

	2001	2000
Benefit obligation at beginning of year	$ 2,950	$ 2,324
Service cost	392	304
Interest cost	243	192
Other	14	0
Actuarial gain (loss)	535	130
Benefit obligation at end of year	4,134	2,950
Unrecognized net actuarial (gain) loss	(452)	84
Net pension liability in accrued liabilities	$ 3,682	$ 3,034

Accounting for the Executive Retirement Plan for the years ended December 31, 2001 and 2000 assumes discount rates of 7.40% and 7.73%, respectively, and a compensation increase rate of 2.7%. Accounting for the Retirement Plan for Outside Directors assumes discount rates of 7.40% and 7.73%, respectively.

7. STOCK PLANS

1993 Employees Stock Incentive Plan

The Company is authorized to issue stock representing up to 7.5% of its outstanding shares of common stock (the "Employee Plan Shares") under the 1993 Employees Stock Incentive Plan (the "Employee Plan"). As of December 31, 2001 and 2000, the Company had a total of 2,256,346 and 2,401,396 Employee Plan Shares authorized, respectively, that had not been issued. Unless terminated earlier, the Employee Plan will terminate on January 1, 2003. As of December 31, 2001 and 2000, the Company had issued a total of 853,598 and 622,184, and had specifically reserved, but not issued, a total of 333,750 and 445,000 Employee Plan Shares (the "Reserved Stock"), respectively, for performance-based awards to employees under the Employee Plan. The Employee Plan Shares are subject to fixed vesting periods varying from three to twelve years beginning on the date of issue. If an employee voluntarily terminates employment with the Company before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the Employee Plan Shares have been issued, the employee has the right to receive dividends and the right to vote the shares. For 2001 and 2000, compensation expense resulting from the amortization of the value of these shares was $1.9 million and $1.4 million, respectively.

Non-Employee Directors' Stock Plan

Pursuant to the 1995 Restricted Stock Plan for Non-Employee Directors (the "1995 Directors' Plan"), the directors' stock vests in each director upon the date three years from the date of issue and is subject to forfeiture prior to such date upon termination of the director's service, at no cost to the Company. As of December 31, 2001 and 2000, the Company had a total of 83,977 and 84,427 authorized shares under the 1995 Directors' Plan, respectively, that had not been issued. As of December 31, 2001 and 2000, the Company had issued a total of 16,023 and 15,573 shares, respectively, pursuant to the 1995 Directors' Plan. For 2001 and 2000, compensation expense resulting from the amortization of the value of these shares was $12,637 and $24,516, respectively.

Dividend Reinvestment Plan

The Company is authorized to issue 1,000,000 shares of common stock under the Dividend Reinvestment Plan. As of December 31, 2001 and 2000, the Company had a total of 789,582 and 820,337 shares authorized, respectively, that had not been issued.

Employee Stock Purchase Plan

Effective January 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the "2000 Employee Purchase Plan") pursuant to which the Company is authorized to issue shares of common stock. The 2000 Employee Purchase Plan effectively replaces a 1995 Employee Purchase Plan (the "1995 Employee Purchase Plan"), although options issued under the 1995 Employee Purchase Plan prior to 2000 remain exercisable until their scheduled expiration date. As of December 31, 2001 and 2000, the Company had a total of 628,211 and 662,525 shares authorized collectively under the 2000 and 1995 Employee Purchase Plans, respectively, which had not been issued or optioned. Under the 2000 Employee Purchase Plan, each eligible employee as of January 2000 and each subsequent January 1 has been granted an option to purchase up to $25,000 of common stock at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise of such option (the "Exercise Date"). The number of shares subject to each year's option becomes fixed on the date of grant. Options granted under both the 2000 and 1995 Employee Purchase Plans expire if not exercised 27 months after each such option's date of grant.

A summary of the Employee Purchase Plans' collective activity and related information for the years ended December 31 is as follows:

	All Options		
	2001	2000	1999
Outstanding, beginning of year	266,007	158,605	85,716
Granted	204,624	289,272	144,886
Exercised	(39,359)	(2,892)	(5,524)
Forfeited	(90,678)	(136,003)	(37,775)
Expired	(79,632)	(42,975)	(28,698)
Outstanding and exercisable at end of year	260,962	266,007	158,605
Weighted-average fair value of options granted during the year (calculated as of the grant date)	$ 2.41	$ 1.68	$ 0.76
Weighted-average exercise price of options exercised during the year	$ 15.57	$ 14.84	$ 18.00
Weighted-average exercise price of options outstanding (calculated as of December 31)	$ 16.72	$ 17.72	$ 22.57
Range of exercise prices of options outstanding (calculated as of December 31)	$14.98-$23.75	$14.98-$23.76	$19.52-$23.76
Weighted-average contractual life of outstanding options (calculated as of December 31, in years)	0.8	0.9	1.0

The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 2001, 2000 and 1999: risk-free interest rates of 2.47%, 5.36% and 6.24%; dividend yields of 8.50%, 13.05% and 9.87%; volatility factors of the expected market price of the Company's common stock of .185, .187 and .178; and an expected life of each option of 1.13 years, respectively.

The Company recognized no compensation expense related to the 2000 Employee Purchase Plan. If compensation expense had been recognized, the pro-forma effect on net income and earnings per share for the three years in the period ended December 31, 2001, calculated in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," would have been as follows (dollars in thousands, except for per share data):

	2001	2000	1999
Pro-forma net income	$ 79,394	$ 79,315	$ 85,917
Pro-forma earnings per share			
Basic	$ 1.83	$ 1.84	$ 2.02
Assuming dilution	$ 1.80	$ 1.81	$ 1.99

8. Net Income Per Share

The table below sets forth the computation of basic and diluted earnings per share as required by FASB Statement No. 128 for the three years in the period ended December 31, 2001 (dollars in thousands, except per share data).

	Year Ended December 31,		
	2001	2000	1999
Basic EPS			
Average Shares Outstanding	40,678,069	40,151,220	39,857,587
Actual Restricted Stock Shares	(837,784)	(606,820)	(530,993)
Denominator – Basic	39,840,285	39,544,400	39,326,594
Net income	$ 79,887	$ 79,801	$ 86,027
Preferred Stock Dividend	(6,656)	(6,657)	(6,656)
Numerator – Basic	$ 73,231	$ 73,144	$ 79,371
Per share amount	$ 1.84	$ 1.85	$ 2.02
Diluted EPS			
Average Shares Outstanding	40,678,069	40,151,220	39,857,587
Actual Restricted Stock Shares	(837,784)	(606,820)	(530,993)
Dilution for Convertible Debentures	0	181,136	0
Restricted Shares – Treasury	508,737	533,955	482,496
Dilution For Employee Stock Purchase Plan	114,136	41,918	1,216
Denominator – Diluted	40,463,158	40,301,409	39,810,306
Numerator – Basic	$ 73,231	$ 73,144	$ 79,371
Convertible Subordinated Debenture Interest	0	275	0
Numerator – Diluted	$ 73,231	$ 73,419	$ 79,371
Per share amount	$ 1.81	$ 1.82	$ 1.99

9. Commitments and Contingencies

As of December 31, 2001, the Company had a net investment of approximately $18.3 million in four build-to-suit developments in progress, which have a total remaining funding commitment of approximately $13.3 million.

As part of the merger with Capstone Capital Corporation ("Capstone") in 1998, agreements were entered into with three individuals affiliated with Capstone that restrict competitive practices and which the Company believes will protect and enhance the value of the real estate properties acquired from Capstone. These agreements provide for the issuance of 150,000 shares per year of common stock of the Company to the individuals on October 15 of the years 1999, 2000, 2001, and 2002, provided all terms of the agreements are met. The Company issued 150,000 shares during 2001, 2000 and 1999 pursuant to these agreements.

On March 22, 1999, HR Acquisitions I Corporation, formerly known as Capstone Capital Corporation ("HRT"), a wholly-owned subsidiary of the Company, filed suit against Medistar Corporation and its affiliate, Medix Construction Company in United States District Court for the Northern District of Alabama, Southern Division. HRT sought damages in excess of four million dollars for a variety of claims arising out of the development and construction of four real estate projects located in different parts of the United States. Medistar and Medix served as the developer and contractor, respectively, for the projects. On June 10, 1999, Medistar and Medix filed its answer and counterclaim asserting a variety of alleged legal theories, claims for damages for alleged deficiencies by HRT and the Company in the performance of alleged obligations, and for damage to their business reputation. On December 12, 2001, the parties settled the case which was dismissed with prejudice on January 8, 2002. The settlement has no material financial effect on the Company.

10. OTHER DATA

Funds From Operations (Unaudited)

Funds from operations, as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") 1999 White Paper, means net income before net gains on sales of real estate properties (computed in accordance with generally accepted accounting principles) plus depreciation from real estate assets. The Company calculates its funds from operations ("FFO") using a modified version of the NAREIT's October 1999 definition of funds from operations. The Company eliminates straight-line rental revenue in computing FFO although NAREIT's definition of funds from operations requires the inclusion of straight-line rental revenue in funds from operations. In 2001, the Company also excluded certain debt-related charges in computing FFO, and in 2000 excluded its provision for loss on investment in computing FFO although NAREIT's definition of funds from operations requires its inclusion. The Company considers FFO to be an informative measure of the performance of an equity real estate investment trust ("REIT") and consistent with measures used by analysts to evaluate equity REITs. FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

Management believes the Company's FFO is not directly comparable to other healthcare REIT's, which own a portfolio of triple net leased properties or mortgages, as the Company develops projects through a development and lease-up phase before they reach their targeted cash flow returns. Furthermore, the Company eliminates in consolidation, fee income for developing, leasing and managing owned properties and expenses or capitalizes, whichever the case may be, related internal costs.

	Year Ended December 31,		
(Dollars in thousands, except per share data)	2001	2000	1999
Income before net gain (loss) on sale of real estate properties [2]	$ 78,677	$ 80,469	$ 81,251
Non-recurring debt-related charges [1]	607	0	0
Elimination of rental revenues recognized on a straight line basis [1]	(5,748)	(7,827)	(6,885)
Preferred stock dividend	(6,656)	(6,657)	(6,656)
Real estate depreciation	40,042	38,393	38,017
Provision for loss on investment [1]	0	1,000	0
Total Adjustments	28,245	24,909	24,476
Funds From Operations – Basic	$ 106,922	$ 105,378	$ 105,727
Convertible Subordinated Debenture Interest	0	275	0
Funds From Operations – Diluted	$ 106,922	$ 105,653	$105,727
Weighted average common shares outstanding – Basic	39,840,285	39,544,400	39,326,594
Weighted average common shares outstanding – Diluted	40,463,158	40,301,409	39,810,306
Funds From Operations Per Common Share – Basic	$ 2.68	$ 2.66	$ 2.69
Funds From Operations Per Common Share – Diluted	$ 2.64	$ 2.62	$ 2.66

(1) The Company calculates its FFO using a modified version of NAREIT's October 1999 definition of funds from operations. The Company eliminates straight-line rental revenue in computing FFO although NAREIT's definition of funds from operations requires the inclusion of straight-line rental revenue. Likewise, in 2001 the Company excluded certain debt-related charges in computing FFO, and in 2000 excluded its provision for loss on investment in computing FFO although NAREIT's definition of funds from operations requires its inclusion. If the Company had followed NAREIT's definition of funds from operations, as other healthcare REIT's do, FFO on a diluted basis would have been $2.77, $2.79, and $2.83 per common share for the twelve months ended December 31, 2001, December 31, 2000, and December 31, 1999, respectively.

(2) 2001, 2000, and 1999 amounts include $1.9 million, $1.4 million and $1.2 million, respectively, of stock-based, long-term, incentive compensation expense, a non-cash expense.

Taxable Income

The Company has elected to be taxed as a real estate investment trust ("REIT"), as defined under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% (95% for years prior to 2001) of its taxable income to its stockholders.

As a REIT, the Company generally will not be subject to federal income tax on taxable income it distributes currently to its stockholders. Accordingly, no provision for federal income taxes has been made in the accompanying consolidated financial statements. If the Company fails to qualify as a REIT, for any taxable year, then it will be subject to federal income taxes at regular corporate rates, including any applicable alternative minimum tax, and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies as a REIT, it may be subject to certain state and local taxes on its income and property and to federal income and excise tax on its undistributed taxable income.

Earnings and profits, the current and accumulated amounts of which determine the taxability of distributions to stockholders, varies from net income because of different depreciation recovery periods and methods, and other items.

The following table reconciles the Company's consolidated net income to taxable income for the three years ended December 31, 2001 (dollars in thousands).

	2001	2000	1999
Net income	$ 79,887	$ 79,801	$ 86,027
Depreciation and amortization [1]	41,126	39,507	39,039
Depreciation and amortization [2]	(33,625)	(30,996)	(29,873)
Gain or loss on disposition of depreciable assets	767	(343)	(1,837)
Straight line rent	(5,749)	(7,827)	(6,885)
Other	802	1,148	(3,379)
	3,321	1,489	(2,935)
Taxable income [3]	$ 83,208	$ 81,290	$ 83,092

[1] *Per Statements of Income*
[2] *Tax basis*
[3] *Before REIT dividend paid deduction*

Return of Capital

Distributions in excess of earnings and profits generally constitute a return of capital. For the years ended December 31, 2001, 2000 and 1999, dividends paid per share of common stock were $2.31, $2.23 and $2.15, respectively, which consisted of ordinary income per share of $1.95, $1.90 and $2.00 and return of capital per share of $0.36, $0.33 and $0.15 respectively. For the years ended December 31, 2001, 2000 and 1999, dividends paid per share of preferred stock were $2.22 for each year, all of which was ordinary income.

11. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables and payables are a reasonable estimate of their fair value at December 31, 2001 and 2000 due to their short term nature. The fair value of notes and bonds payable is estimated using cash flow analyses at December 31, 2001 and 2000, based on the Company's current interest rates for similar types of borrowing arrangements. The carrying amount of the Company's notes and bonds payable at December 31, 2001 and 2000 was approximately $14.4 million less than fair value and $13.8 million greater than the fair value, respectively. The carrying amount of the Company's mortgage notes receivable at December 31, 2001 and 2000 was approximately $2.6 million less than the fair value and $2.2 million greater than the fair value, respectively.

12. SUBSEQUENT EVENTS

On January 22, 2002, the Company declared an increase in its quarterly common stock dividend from $.585 per share ($2.34 annualized) to $.59 per share ($2.36 annualized) payable on March 6, 2002 to shareholders of record on February 15, 2002. The Company also announced its quarterly preferred stock dividend of $.55469 per share ($2.22 annualized) payable on February 28, 2002 to shareholders of record on February 15, 2002.

13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial information for the years ended December 31, 2001 and 2000 is summarized below:

	Quarter Ended			
(In thousands, except per share data)	March 31	June 30	September 30	December 31
2001				
Total revenue	$ 48,229	$ 49,495	$ 47,818	$ 48,996
Net income	$ 20,644	$ 19,373	$ 19,723	$ 20,147
Funds from operations – Basic	$ 26,566	$ 26,291	$ 26,968	$ 27,097
Funds from operations – Diluted	$ 26,637	$ 26,295	$ 26,968	$ 27,097
Net income per common share - Basic	$ 0.48	$ 0.45	$ 0.45	$ 0.46
Net income per common share - Diluted	$ 0.47	$ 0.44	$ 0.45	$ 0.45
Funds from operations per common share – Basic	$ 0.67	$ 0.66	$ 0.68	$ 0.68
Funds from operations per common share – Diluted	$ 0.66	$ 0.65	$ 0.67	$ 0.67
2000				
Total revenue	$ 48,259	$ 49,850	$ 49,588	$ 47,641
Net income	$ 20,453	$ 21,187	$ 20,191	$ 17,970
Funds from operations – Basic	$ 26,723	$ 26,336	$ 26,296	$ 26,023
Funds from operations – Diluted	$ 26,723	$ 26,336	$ 26,421	$ 26,094
Net income per common share – Basic	$ 0.48	$ 0.49	$ 0.47	$ 0.41
Net income per common share – Diluted	$ 0.47	$ 0.49	$ 0.46	$ 0.41
Funds from operations per common share – Basic	$ 0.68	$ 0.67	$ 0.67	$ 0.66
Funds from operations per common share – Diluted	$ 0.67	$ 0.66	$ 0.66	$ 0.65

Board of Directors & Corporate Officers



Board of Directors (L-R)
David R. Emery
Chairman of the Board and Chief Executive Officer
Edwin B. Morris III
Managing Director, Morris & Morse Company Inc.
C. Raymond Fernandez M.D.
Chief Executive Officer and Chief Medical Officer, Piedmont Clinic
Errol L. Biggs, Ph.D.
Director, Center for Health Administration, University of Colorado
Marliese E. Mooney
Consultant, Hospital Operations
Batey M. Gresham, Jr. AIA
Founder, Gresham Smith & Partners
J. Knox Singleton
President and Chief Executive Officer, INOVA Health Systems
Dan S. Wilford (not pictured)
President and Chief Executive Officer,
Memorial Hermann Healthcare System



Rita H. Todd
Corporate Secretary
Michael W. Crisler
Senior Vice President, Technology
Leigh Ann Stach
Vice President, Financial Reporting and Controller
Scott W. Holmes
Senior Vice President, Financial Reporting
Fredrick M. Langreck
Senior Vice President, Treasurer



Timothy G. Wallace
Executive Vice President and Chief Financial Officer
David R. Emery
Chairman of the Board and Chief Executive Officer
Roger O. West
Executive Vice President and General Counsel



Keith A. Harville
Vice President, Real Estate Investments
Donald L. Husi
Vice President, Senior Living Asset Administration
B. Douglas Whitman
Associate Vice President, Real Estate Investments
Eric W. Fischer
Vice President, Real Estate Investments
J. D. Carter Steele
Senior Vice President, Asset Administration



B. Bart Starr
Chairman, Healthcare Realty Services
Roland H. Hart
President, Healthcare Realty Services
Anne C. Sanborn
Associate Vice President, Project Development
Gilbert T. Irvin
Vice President, Operations
Thomas M. Carnell
Vice President, Design and Construction

Corporate INFORMATION

CORPORATE ADDRESS

Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203
Phone: (615) 269-8175
Fax: (615) 269-8461

Web Site: www.healthcarerealty.com
Email Address: hrinfo@healthcarerealty.com

INDEPENDENT PUBLIC AUDITORS

Ernst & Young, LLP
Bank of America Plaza
Suite 2100
414 Union Street
Nashville, Tennessee 37219-1779

TRANSFER AGENT

EquiServe
Shareholder Services
P.O. Box 43010
Providence, Rhode Island 02940-3010
Phone: (781) 575-3400
Common CUSIP #: 421946104
Preferred CUSIP #: 421946203
Senior Notes Due 2011 CUSIP #: 421946AE4

Web Site: www.equiserve.com

Street Address for Courier Service
EquiServe
Blue Hills Office Park
Attn: Shareholder Services
150 Royall Street
Canton, Massachusetts 02021-1031

DIVIDEND REINVESTMENT PLAN

A Dividend Reinvestment Plan is offered as a convenience to stockholders of record who wish to increase their holdings in the Company. Additional shares may be purchased, without a service or sales charge, through automatic reinvestment of quarterly cash dividends. For information write EquiServe, Shareholder Services, P.O. Box 43010, Providence, Rhode Island 02940-3010, or call (781) 575-3400.

DIRECT DEPOSIT OF DIVIDENDS

Direct deposit of dividends is offered as a convenience to stockholders of record. For information, write EquiServe, Shareholder Services, P.O. Box 43010, Providence, Rhode Island 02940-3010, or call (781) 575-3400.

FORM 10-K

The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2001, with the Securities and Exchange Commission. Shareholders may obtain a copy of this report, without charge, by writing: Investor Relations, Healthcare Realty Trust Inc., 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203. Or, via e-mail: hrinfo@healthcarerealty.com.

COMMON STOCK

Healthcare Realty Trust Incorporated common stock is traded on The New York Stock Exchange under the symbol HR. As of December 31, 2001, there were approximately 1,665 shareholders of record. The following table shows, for the fiscal periods indicated, the quarterly range of high and low closing sales prices of the common stock.

	High	Low
2001		
First Quarter	$ 24.10	$ 21.38
Second Quarter	26.30	23.30
Third Quarter	27.55	24.10
Fourth Quarter	28.25	25.96
2000		
First Quarter	$ 18.31	$ 15.50
Second Quarter	19.00	15.88
Third Quarter	21.44	17.25
Fourth Quarter	21.25	17.31

ANNUAL SHAREHOLDERS MEETING

The annual meeting of shareholders will be held on May 14, 2002, at 10:00 a.m. at 3310 West End Avenue, Suite 700, Nashville, Tennessee.